Exhibit 4.2

BROOKFIELD RESIDENTIAL PROPERTIES INC.

UNSECURED SUBORDINATED PROMISSORY NOTE

Date:	January — , 2011

Amount:	CDN $215,000,000

Brookfield Residential Properties Inc. for value received hereby acknowledges itself indebted to and unconditionally promises to pay, at the times and in the manner set forth herein, to or to the order of Brookfield Properties Limited, the principal sum of $215,000,000 (or such part thereof as may at such time be outstanding) in lawful money of Canada, and to pay interest on the principal amount of this Note outstanding from time to time, and all other payments stipulated herein, at the rate and in the manner set forth herein.

ARTICLE 1

INTERPRETATION

1.1	Definitions

For the purposes of this Note:

“Applicable Law” means, in respect of any person, property, transaction or event, all applicable laws, statutes, rules, by-laws and regulations, and all applicable official directives, orders, judgments and decrees of governmental bodies;

“Borrower” means Brookfield Residential Properties Inc. and its successors;

“Business Day” means any day (other than Saturday or Sunday) on which banks are generally open for business in Toronto, Ontario;

“Capitalization” means, with respect to the Borrower on a consolidated basis, the sum of (a) the Debt of the Borrower and (b) Equity of the Borrower as shown on the balance sheet forming part of the most recent consolidated financial statements of the Borrower;

“Debt” means, with respect to the Borrower on a consolidated basis, all obligations that would then be classified as indebtedness of the Borrower, and, without duplication, includes both short term and long term debt, as classified on the most recent financial statements of the Borrower;

“Debt to Capitalization Ratio” means, with respect to the Borrower on a consolidated basis, the ratio calculated at any time obtained by dividing (a) the Debt of the Borrower as at such time, by (b) the Capitalization of the Borrower as at such time;

“Default” means any event or condition which, upon notice, lapse of time, or both, would constitute an Event of Default;

“Equity” means, with respect to the Borrower at any time, the aggregate of all common, preferred and other share capital interests (however designated, whether voting or non-voting or whether certificated or uncertificated, other than all shares of the Borrower that are redeemable or retractable at the option of any person (other than the Borrower)) in, and all warrants of, the

Borrower that would be reflected as equity on the balance sheet of the Borrower at that time, together with retained earnings and contributed surplus of the Borrower, as shown on the balance sheet of the Borrower at that time;

“Event of Default” has the meaning attributed to such term in section 5.1;

“Excess Cash” means, after December 31, 2015, semi-annually at the end of June and December, the cash of the Borrower as reflected on the consolidated balance sheet of the Borrower less the amounts to be paid for the following six month period:

(a)	with respect to the scheduled repayments of principal with respect to indebtedness;

(b)	consolidated interest expenses excluding any payment-in-kind interest expenses;

(c)	capital expenditures, but only to the extent not to be financed by equity or indebtedness;

(d)	consolidated cash income tax expenses; and

(e)	the projected working capital needs of the Borrower.

“GAAP” means generally accepted accounting principles applicable to the Borrower;

“Holder” means Brookfield Properties Limited and its successors and permitted assigns;

“Interest Payment Date” means March 31, June 30, September 30 and December 31 of each year;

“Interest Rate” means 8.5% per annum;

“Loan Documents” means this Note and any other agreements, instruments and documents delivered from time to time (both before and after the date of this Note) to the Holder by the Borrower in connection with this Note, in each case as amended, supplemented, modified, restated or replaced from time to time;

“Material Adverse Effect” means a material adverse effect upon (i) the financial condition, assets, business or operations of the Borrower and its subsidiaries, taken as a whole, or (ii) its or their ability to perform their obligations under any Loan Document;

“Maturity Date” means December 31, 2020;

“Note” means this unsecured subordinated promissory note as amended, restated or replaced from time to time;

“Obligations” means all indebtedness, liabilities and other obligations of the Borrower to the Holder hereunder or under any other Loan Documents, whether actual or contingent, direct or indirect, matured or not, now existing or arising hereafter;

“Senior Indebtedness” means all senior unsecured and unsubordinated indebtedness of the Borrower for borrowed money; and

“Senior Note” means the unsecured senior promissory note dated the date hereof in the original principal amount of $265,000,000 issued by the Borrower to Brookfield Properties Limited, as may be amended, restated or otherwise modified from time to time.

1.2	Invalidity, etc.

Each of the provisions contained in this Note is distinct and severable and a declaration of invalidity, illegality or unenforceability of any such provision or part thereof by a court of competent jurisdiction shall not affect the validity or enforceability of any other provision hereof.

1.3	Currency

All monetary amounts in this Note are stated in Canadian dollars.

1.4	Governing Law

This Note shall be governed by and construed in accordance with the laws of the Province of Ontario.

ARTICLE 2

PAYMENTS

2.1	Interest

2.1.1    Interest shall accrue on the outstanding principal amount of this Note at a rate per annum equal to the Interest Rate.

2.1.2    Interest on the outstanding principal amount of this Note shall accrue from day to day, shall be calculated on the basis of the number of days elapsed and on the basis of a year of 365 or 366 days, as the case may be, and shall be paid to the Holder in arrears on the each Interest Payment Date. Interest payable on each Interest Payment Date shall be payable in respect of the period from and including the last Interest Payment Date, to but excluding such Interest Payment Date.

2.2	Evidence of Obligations

The Holder shall maintain an account evidencing the indebtedness and liabilities of the Borrower hereunder and the amounts of principal, interest and other amounts owing and paid from time to time hereunder. In any legal action or proceeding in respect of this Note, the entries made in such account shall be conclusive evidence of the existence and amounts of the obligations of the Borrower therein recorded, absent manifest error.

2.3	Manner of Payment

All payments of principal, interest or other amounts payable hereunder by the Borrower shall be made on the date specified herein (which if not a Business Day, shall be the next following Business Day). So long as this Note or any part thereof is outstanding, interest shall be payable on the date specified herein by certified cheque, wire transfer or direct debit as contemplated in section 2.1, or in such manner as the Holder, acting reasonably, may from time to time otherwise agree with the Borrower.

2.4	Repayment

Subject to Section 2.5, 2.6 and the other terms and conditions of this Note, the Borrower shall not be required to make payments of principal on this Note until the Maturity Date. On the Maturity Date, the principal amount of this Note then outstanding, together with all accrued and unpaid interest and other amounts payable under this Note, shall be due and payable in full.

2.5	Mandatory Repayment with Excess Cash

Subject to Article 6, within 45 days after June 30 and December 31 of each year, beginning with the 45th day following December 31, 2015 (or if any such 45th day is not a Business Day, then the next following Business Day), unless waived by the Holder, the Borrower shall be required to prepay the Note in an amount equal to the lesser of (a) 50% of the Excess Cash for the six-month period ending on such June 30 or December 31, and (b) $100,000,000, provided, however, that the Borrower shall not be required to make any such prepayment if, on a pro-forma basis after giving effect to such repayment:

(a)	the Borrower’s Equity would be less than $1,375,000,000, and

(b)	the Borrower’s Debt to Capitalization Ratio would be greater than 35% (after giving effect to other any payments in respect of Debt then due and owing).

2.6	Mandatory Prepayment with Equity Proceeds

Subject to Article 6, no later than the first business day following the date of receipt by Borrower or any subsidiary of net cash proceeds received from the issuance of any equity to a third party by the Borrower or any subsidiary, the Borrower shall be required to prepay the Note in an amount equal to 50% of such net cash proceeds, provided that to the extent that any amount remains outstanding under the Senior Note, such proceeds shall first used by the Borrower to repay such outstanding amount under the Senior Note and the excess, if any, shall be applied to prepay the Note.

2.7	Voluntary Prepayment

The Borrower may, subject to Article 6, and provided that no amount remains outstanding under the Senior Note, at its option at any time and from time to time prepay the whole or any part of the principal amount of the Note without premium or penalty, provided that any such prepayment shall be in the minimum amount of $500,000 and integral multiples thereof.

2.8	Application of Payments

All amounts prepaid or repaid shall be applied firstly in reduction of the accrued and unpaid interest then outstanding in respect of the principal amount being prepaid or repaid and thereafter in reduction of the principal amount of this Note then outstanding.

2.9	Indemnity

The Borrower shall indemnify the Holder for all losses, costs, expenses, damages and liabilities which the Holder may sustain or incur as a consequence of any default by the Borrower to repay any Obligations when required by the terms of this Note.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES

3.1	Representations and Warranties

The Borrower represents and warrants to the Holder as follows:

3.1.1    Status.    It is duly incorporated and existing under the laws of its jurisdiction of incorporation;

3.1.2    Power and Capacity.    It has the power and capacity to carry on its business, to own its property and assets, and to enter into and perform its obligations under the Loan Documents to which it is a party;

3.1.3    Due Authorization and Execution.    It has taken all necessary action to authorize the execution, delivery and performance of the Loan Documents to which it is a party and each Loan Document has been, or upon execution and delivery will be, duly executed and delivered by it;

3.1.4    No Contravention.    The execution and delivery of the Loan Documents to which it is a party and the performance by it of its obligations thereunder does not and will not contravene, breach or result in any default under its articles, bylaws or any of its other constating documents, any material contract to which it is a party or by which it is bound, or any Applicable Law;

3.1.5    No Consents Required.    No authorization, consent or approval of, or filing with or notice to, any person (including any governmental body) is required in connection with the execution, delivery or performance by it of any of the Loan Documents to which it is party;

3.1.6    Enforceability.    Each of the Loan Documents to which it is a party constitutes, or upon execution and delivery will constitute, a valid and binding obligation of it enforceable against it in accordance with its terms;

3.1.7     No Litigation.    Other than as may be disclosed in writing at any time to the Holder, there is presently in progress no court, administrative, regulatory or similar investigation or proceeding (collectively “Proceedings”), against or involving it, which if adversely determined could reasonably be expected to have a Material Adverse Effect, nor, to the knowledge of the Borrower, has any such Proceeding been threatened against it, and to the knowledge of the Borrower no event has occurred which might give rise to any such Proceedings and there is no judgment or order of any court or governmental body outstanding against it;

3.1.8    Ownership of Assets.    The Borrower has good and marketable title to its assets.

3.1.9    Intellectual Property.    The Borrower owns or licenses all intellectual property required to carry-on business and all such licenses are in full force and effect, except where the loss of such license would not have a Material Adverse Effect.

3.1.10    All Material Information Supplied.    It has on the date hereof made available to the Holder all material information in its possession relating to its assets and financial condition. All documents and instruments, made available to the Holder in respect of its financial condition are, or will be, in all cases true and correct copies and all such documents and instruments are, or will be, in full force and effect. All budgets and other financial projections and forecasts provided by the Borrower to the Holder were prepared in good faith and based on assumptions believed by the Borrower be reasonable at the time of provision to the Holder.

3.1.11    Taxes.    Other than as disclosed to the Holder, it has paid all taxes, exigible from it or for the collection of which it is responsible under the laws of its jurisdiction of incorporation or any other jurisdiction, in the case of taxes on income, in respect of all fiscal years ended on or prior to the date of this Agreement, and in the case of all other taxes, in respect of all periods ended prior to the date of this Agreement, for which such taxes were due and payable prior to the date of this Agreement;

3.1.12    Financial Statements and No Material Change.    The financial statements of the Borrower that have been made available to the Holder have been prepared in accordance with generally accepted accounting principles applied on a consistent basis, and fairly present the financial position and results of operations of the Borrower for the dates or periods reported on thereby subject, in relation to any unaudited financial statements, any year-end adjustments. From the date of the last financial statements made available to the Holder, there has been no change which could reasonably be expected to have a Material Adverse Effect;

3.1.13    No Default.    No Default or Event of Default has occurred and is continuing or would result from the entering into of this Agreement; and

3.1.14    Compliance with Laws.    It has operated its business in compliance with all Applicable Laws in all material respects.

3.2	Survival of Representations and Warranties

The Borrower covenants that the representations and warranties made by it in this Article 3 shall be true and correct on the day of this Note and at all times until the Maturity Date, with the same effect as if such representations and warranties had been made and given on and as of each day unless such representations or warranty is expressed to be as of a specific date, notwithstanding any investigation made at any time by or on behalf of the Holder.

ARTICLE 4

COVENANTS

4.1	Positive Covenants

So long as any Obligations remain outstanding, the Borrower covenants and agrees that:

4.1.1    Punctual Payment.    It shall pay all Obligations falling due hereunder on the dates and in the manner specified herein;

4.1.2    Existence.    It shall, and shall cause each subsidiary to, do or cause to be done all things necessary or desirable to maintain its corporate existence and its corporate power and capacity to own its property and assets;

4.1.3    Books and Records.    It shall, and shall cause each subsidiary to, maintain proper books of account and records in accordance with sound and consistent accounting practices, covering all of its business and affairs on a current basis;

4.1.4    Maintain Assets.    It shall, and shall cause each subsidiary to, maintain its property and assets in good repair and working order, ordinary wear and tear excepted, and defend its title to same;

4.1.5    Compliance with Applicable Law and Contracts.    It shall, and shall cause each subsidiary to, comply in all material respects with the requirements of all Applicable Law and all material contracts to which it is a party or by which it is bound;

4.1.6    Payment of Taxes and Claims.    It shall, and shall cause each subsidiary to, cause to be paid and discharged all material taxes, rents and claims payable by it as and when due;

4.1.7    Operate Business.    It shall, and shall cause each subsidiary to, continue to operate its business in the ordinary course as presently conducted by it;

4.1.8    Licenses and Permits.    It shall, and shall cause each subsidiary to, maintain in good standing all material licenses and permits necessary for the operation of its business; and

4.1.9    Insurance.    It shall, and shall cause each subsidiary to, maintain insurance in such amounts and in such manner as is reasonably prudent given the nature of its business.

4.2	Holder Entitled to Perform Covenants

If the Borrower fails to perform any covenant contained in Section 4.1 the Holder may, in its discretion, perform any such covenant capable of being performed by it and if any such covenant requires the payment of money the Holder may make such payments. All sums so expended by the Holder shall be deemed to form part of the Obligations, shall bear interest at the same rate as the principal amount of this Note from time to time and shall be payable by the Borrower on demand.

4.3	Reporting Requirements

It shall deliver or cause to be delivered to the Holder:

(a)	within 60 days of the end of each fiscal quarter of the Borrower (other than the 4th quarter), unaudited consolidated financial statements of the Borrower, provided that the public filing thereof shall be deemed to constitute delivery to the Holder;

(b)	within 120 days of the end of each fiscal year of the Borrower, audited consolidated financial statements of the Borrower, provided that the public filing thereof shall be deemed to constitute delivery to the Holder;

(c)	together with the delivery of the financial statements referred to in (a) and (b) above, a certificate of an officer of the Borrower certifying:

(i)	no Default or Event of Default has occurred and is continuing; and

(ii)	demonstrating compliance with the financial covenants in Section 4.4

(d)	promptly upon the Borrower becoming aware thereof, notice to the Holder of:

(i)	material litigation;

(ii)	material casualty event;

(iii)	any Default or Event of Default; and

(iv)	the occurrence of any event which could reasonably be expected to have a Material Adverse Effect.

4.4	Financial Covenants

So long as any Obligations remain outstanding, the Borrower covenants and agrees that:

4.4.1    It shall at all times maintain Equity of at least $750,000,000; and

4.4.2    It shall not at any time exceed a Debt to Capitalization Ratio of 65%.

4.5	Negative Covenant

So long as any Obligations remain outstanding, the Borrower covenants and agrees that it shall not, and shall not permit any subsidiary to, except with the prior consent of the Holder:

4.5.1    Sell Property.    sell, transfer or otherwise dispose of any asset other than (i) in the ordinary course of business, (ii) to the Borrower or a subsidiary of the Borrower, (iii) to the extent such asset is worn-out, obsolete or no longer useful to the business of the Borrower or subsidiary, or (iv) unless after giving effect to such sale, transfer or disposal the Borrower would on a pro-forma basis be in compliance with the financial covenants set forth in Section 4.4;

4.5.2    Amalgamations, etc.    enter into any transaction (including by way of reorganization, consolidation, amalgamation, liquidation or otherwise) whereby all or substantially all of its property and assets would become the property of any other person unless the successor resulting from such transaction succeeds to the obligations and liabilities of the Borrower hereunder either by operation of law or pursuant to a supplemental or replacement agreement hereof satisfactory to the Holder acting reasonably;

4.5.3    Dividends.    make or pay or declare any dividends or make any other distributions on its share capital, or effect any share buyback or share redemption or make any return of capital to its shareholders, unless after giving effect to such payment or distribution the Borrower would on a pro-forma basis be in compliance with the financial covenants set forth in Section 4.4;

4.5.4    Offering Securities.    permit any subsidiary to make any offering of securities other than to the Borrower or a subsidiary of the Borrower or in connection with a customary asset level joint venture arrangement;

4.5.5    Change of Business.    change the nature of its business from that conducted on the date hereof; or

4.5.6    Change to Constating Documents.    amend its articles, bylaws or other constating documents or its financial year-end.

ARTICLE 5

EVENTS OF DEFAULT AND REMEDIES

5.1	Events of Default

The occurrence of any of the following events shall constitute an Event of Default:

5.1.1    default by the Borrower in payment when due of the principal or interest on this Note or the Senior Note (including any mandatory repayment) or any other amounts owing under this Note;

5.1.2    default by the Borrower or any subsidiary in the observance of any covenant set forth in Section 4.5;

5.1.3    default by the Borrower or any subsidiary in the performance or observance of any other covenant, condition or obligation contained in this Note or in any Loan Document unless such default, if capable of being remedied, is remedied within 30 Business Days after the earlier of the Borrower becoming aware of such default and notice thereof being given by the Holder to the Borrower, or such longer period as may reasonably be necessary to remedy such default but in no case longer than 60 days;

5.1.4    the Borrower or any material subsidiary admits its inability to pay its debts generally as they become due or otherwise acknowledges its insolvency;

5.1.5    the Borrower or any material subsidiary institutes any proceeding, or any proceeding is commenced against or involving the Borrower or any material subsidiary:

(a)	seeking to adjudicate it a bankrupt or insolvent,

(b)	seeking liquidation, dissolution, winding up, reorganization, arrangement, protection or relief of it or any of its property or debt or making a proposal with respect to it under any law relating to bankruptcy, insolvency, compromise of debts or other similar laws; or

(c)	seeking appointment of a receiver, trustee, agent, custodian or other similar official for it or for any part of its property and assets;

and such proceeding is not being contested in good faith by appropriate proceedings or, if so contested, remains outstanding, undismissed and unstayed more than 45 days from the institution of such first mentioned proceeding;

5.1.6    any execution, distress or other enforcement process, whether by court order or otherwise, becomes enforceable against any material property and assets of the Borrower;

5.1.7    default by the Borrower or any subsidiary in the observance or performance of any covenant, term or condition in any agreement for indebtedness in excess of $50,000,000, after the expiry of any cure or grace period applicable thereto; or

5.1.8    this Note or any other Loan Document being held in any judicial proceeding to be unenforceable or invalid or ceasing for any reason to be in full force and effect or the Borrower or any person on its behalf denying or disaffirming any of such documents.

5.2	Remedies Upon Default

Upon the occurrence of any Event of Default, the Holder may at its sole option:

5.2.1    declare all Obligations to be immediately due and payable, and

5.2.2    take such actions and commence such proceedings as may be permitted at law or in equity (whether or not provided for herein or in the Loan Documents) at such times and in such manner as the Holder in its sole discretion may consider expedient, all without, except as may be required by Applicable Law, any additional notice, presentment, demand, protest, notice of protest, dishonour or any other action. The rights and remedies of the Holder hereunder are cumulative and are in addition to and not in substitution for any other rights or remedies provided by Applicable Law or by any of the Loan Documents.

5.3	Overdue Amounts

5.3.1    All overdue amounts owing or deemed to be owing hereunder (“overdue amounts”), whether in respect of principal, interest, expenses or otherwise, both before and after judgment, and in the case of expenses from the dates such expenses are incurred, other than interest that has become overdue as a result of the terms of Article 6, shall bear interest thereon at a rate per annum that is equal to the Interest Rate plus 2% per annum. Such interest on overdue amounts shall accrue from day to day, be payable in arrears on demand and shall be compounded monthly on the last Business Day of each calendar month.

5.3.2    In the event that, pursuant to the terms of Article 6, the Borrower is unable to pay any amount of interest owing to the Holder pursuant to the terms hereof, the Borrower shall forthwith deposit into an interest bearing account an amount equal to the interest owing to the Holder at such time. Any amount of interest that has become overdue as a result of Article 6 shall bear interest thereon at a rate per annum that is equal to the Interest Rate. Such interest on overdue interest shall accrue from day to day, be payable in arrears on demand and shall be compounded monthly on the last Business Day of each calendar month.

ARTICLE 6

SUBORDINATION

6.1	Subordination and Postponement

The Holder agrees that the Obligations are and shall hereafter remain subordinate to, and the payment of the whole or any part of the Obligations, whether in principal, interest or accessories and whether at or prior to maturity or upon acceleration of any such maturity, shall be postponed to, the payment in full in cash of the Senior Indebtedness. In order to give effect to the foregoing:

6.1.1    in the event that proceedings are commenced by or against the Borrower as a result of its insolvency or in the event of the liquidation or winding-up of the Borrower or if proceedings are commenced which effect a reorganization, arrangement or compromise of debt of the Borrower, the holders of all Senior Indebtedness shall be entitled to receive payment in full in cash of all amounts due thereon before the Holder is to receive any payment in respect of the principal, interest or any other amount owing in respect of this Note;

6.1.2    upon the maturity of any Senior Indebtedness which constitutes debt for borrowed money of the Borrower, by lapse of time, acceleration or otherwise, then all amounts owing in respect of such matured Senior Indebtedness shall first be paid in full in cash, before any payment on account of principal, interest or any other amount due in respect of this Note is made;

6.1.3    to the extent requested by any creditor of the Borrower, the Holder agrees to enter into a confirmation that such creditor is entitled to rely on the provisions of this section; and

6.1.4    the foregoing subordination shall not relieve the undersigned from any of its obligations hereunder or restrict the rights of the Holder hereunder.

6.2	Payments on Subordinated Indebtedness

6.2.1    Notwithstanding the provisions of section 6.1 above and until such time as the Borrower is in default of any of its obligations under any of the documents evidencing the Senior Indebtedness, the Holder shall continue to be entitled to receive payment from time to time of the whole or any part of the principal and interest on the Obligations unless such payment on the Obligations would constitute or result in a default of the Borrower under any document evidencing the Senior Indebtedness.

ARTICLE 7

GENERAL

7.1	Amendment and Waiver

No amendment or waiver of any provision of this Note or consent to any departure by the Borrower from any provision thereof is effective unless it is in writing and signed by the Holder. Such amendment, waiver or consent shall be effective only in the specific instance and for the specific purpose for which it is given.

7.2	Notices

Any notice or other communication required or permitted to be given hereunder shall be in writing and shall be given by facsimile or by hand-delivery as hereinafter provided. Any such notice, if sent by facsimile, shall be deemed to have been received on the Business Day after the day of sending, or if delivered by hand shall be deemed to have been received at the time it is delivered to the applicable address noted below. Notice of change of address shall also be governed by this section. Notices and other communications shall be addressed as follows:

7.2.1	if to the Borrower:

Brookfield Residential Properties Inc.
Brookfield Place, Suite 300
Toronto, Ontario
Canada M5J 2T3
Attention: Shane Pearson

7.2.2	if to the Holder:

Brookfield Properties Limited
Three World Financial Center
200 Vesey Street, 11th Floor
New York, NY 10281
Attn: Brett Fox

7.3	Enurement and Assignment

This Note shall enure to the benefit of and be binding upon the parties hereto, their respective successors and any permitted assigns. The Borrower may not assign its obligations under this

Note without the written consent of the Holder. The Holder may not assign its interest in this Note without the written consent of the Holder, provided that no such consent shall be required to an assignment (i) to Brookfield Asset Management Inc. or its successors or affiliates; or (ii) after an Event of Default that is continuing.

7.4	Further Assurances

Whether before or after the happening of an Event of Default, the Borrower shall at its own expense do, make, execute or deliver all such further acts, documents and things in connection with this Note and the Loan Documents as the Holder may reasonably require from time to time for the purpose of giving effect thereto, all promptly upon the request of the Holder.

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IN WITNESS WHEREOF the Borrower has executed this Note this     —     day of January, 2011.

BROOKFIELD RESIDENTIAL PROPERTIES INC.

By:
Name: Title:

By:
Name: Title: